UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated September 19, 2006

2.

News Release dated September 19, 2006 (2).

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: September 20, 2006	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

September 19, 2006

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE
Esperanza Provides Projects Update

Esperanza Silver Corporation provides the following update on its activities at the San Luis, Peru and Cerro Jumil, Mexico projects.

San Luis

The Company is now in the process of completing the construction of access roads for its initial drill program on the San Luis site. A 4000 meter diamond-core program is planned and the drill-rig is on site. The first drilling will test the Ayelén and Inés veins as well as a newly discovered stockwork zone between the two veins.

Unanticipated heavy-equipment problems have resulted in the delay of the start of drilling activity. The Company has now contracted SVS Engineers, a Peruvian engineering and construction company, to supervise road construction and logistics. New personnel and equipment are now in place at the project and work is advancing at a more rapid pace.

Previously published channel sampling results on the two veins (News Release June 22, 2006) has made known two high-grade zones of gold and silver. Continuous mineralization on the Ayelén vein is found along a 350 meter strike length, averages 3.25 meters wide and contains 52 grams per tonne of gold and 1077 grams per tonne of silver. Continuous mineralization on the Inés vein is found along a 75 meter length and contains 16 grams per tonne of gold and 407 grams per tonne of silver. The two veins are separated by approximately 100 meters.i

A report compliant with the requirements of National Instrument 43-101 has been completed and is available through SEDAR.

The project is held in a 50%-50% joint-venture with Silver Standard Resources Inc. Silver Standard is currently funding the next US$500,000 on-going exploration to earn an additional five percent interest.

Cerro Jumil

Cerro Jumil is the Company’s 100% owned bulk-tonnage gold project in southern Mexico. To date over 5000 meters of drilling have been completed outlining multiple zones of gold mineralization. This includes the Southeast zone which extends for over 600 meters in length and is open along both its north and south extensions.

Geological mapping, rock-chip sampling and a geophysical survey have been completed during the summer months. Analysis of this work have resulted in the Company refining new drill targets, particularly in the southern extension of the Southeast zone. Preliminary metallurgical tests have been completed on material collected from the Southeast zone. Gold recovery in bottle-roll tests have varied from 88 to 95 percent depending on grind size and reagent strength. These are similar to results received earlier for the West zone and indicate the amenability of gold to standard processing techniques. The Company and its consultants are now planning follow-up tests.ii

In addition the Company has amended community agreements and applied for additional work permits to allow for expanded drilling. A number of drill sites are now prepared and the company is in negotiations to contract both a core and reverse circulation drill rig. New drilling will consist of step-outs to expand the extent of the known mineralized zones and in-fill drilling to allow sufficient data for resource estimation.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk tonnage gold prospect in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

Safe Harbor

Some statements in this presentation are forward looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis and Cerro Jumil properties and other exploration properties. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of these and other risk factors in Esperanza’s Annual Information Form filed with the Canadian regulators and Form 20-F filed with the US Securities and Exchange Commission.

The forward-looking statements contained in this presentation constitute management’s current estimates as of the date of this presentation with respect to the matters covered herein. We expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While we may elect to update this forward-looking information at any time, we do not undertake to do so.

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept
responsibility for the adequacy or accuracy of this news release

i William Pincus, M.Sc., CPG. and President, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43- 101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

ii William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis. Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

September 19, 2006

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE
CLARIFICATION OF PRESS RELEASE

Esperanza Silver Corporation (the “Company”) wishes to clarify an earlier press release regarding a property update. The NI 43-101 technical report on the San Luis property, and the Annual Information Form of the Company have not been filed on SEDAR at this time.

For further information contact:

William Pincus, President Tel:

(303) 830-0988 Fax: (303) 830-9098

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release